

June 17, 2024

Mirta Negrini
Chief Financial Officer
Dolphin Entertainment, Inc.
150 Alhambra Circle, Suite 1200
Coral Gables, FL 33134

> **Re: Dolphin Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38331**

Dear Mirta Negrini:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-6

1. Please tell us how you determined the payment of interest to related party represents a cash outflow for financing activities, as opposed to operating activities. Refer to ASC 230-10-45-17(d).

General

2. Please tell us how you met the requirements for not furnishing your May 14, 2024 earnings release titled "Dolphin Entertainment Q1 2024 Revenue Increases 54% Year over Year to a Record $15.2 Million, and Reports Positive Adjusted Operating Income of $1.0 Million Compared to an Adjusted Operating Loss of $1.9 Million in Q1 2023" in an Item 2.02 Form 8-K. For example, the earnings information provided in this earnings release does not appear to have been previously disclosed in a Form 10-K, Form 10-Q or Item 2.02 Form 8-K.

3. In your earnings release dated May 14, 2024, you discuss the changes in Adjusted Operating Income, a non-GAAP measure, without a discussion of the changes in its most

directly comparable GAAP measure. Please tell us how you considered the guidance in Rule 100(a) of Regulation G and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services